Exhibit 10.1

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (this “Agreement”) is made as of March 20, 2012, between Gary H. Schoenfeld (“Executive”) and Pacific Sunwear of California, Inc. (the “Company”).

RECITALS

A. The Company desires that Executive continue to be employed by the Company to carry out the duties and responsibilities described below, all on the terms and conditions hereinafter set forth, and Executive is willing to accept such continued employment on such terms and conditions.

B. This Agreement shall govern the employment relationship between Executive and the Company from and after the first date set forth above (the “Effective Date”) and supersedes and negates all previous agreements and understandings with respect to such relationship.

AGREEMENT

The parties agree as follows:

1. DUTIES

(a) The Company does hereby hire, engage, and employ Executive as its President and Chief Executive Officer for the Term (as defined in Section 2). Executive does hereby accept and agree to such hiring, engagement, and employment. Executive shall serve the Company in such position in conformity with the provisions of this Agreement and the general direction of the Board of Directors of the Company (the “Board”). Executive shall have duties and authority consistent with Executive’s position as President and Chief Executive Officer. For so long as Executive continues to serve on the Board, Executive shall not receive additional compensation for such Board service.

(b) Throughout his employment, Executive shall devote his time, energy, and skill to the performance of his duties for the Company, vacations and other leave authorized under this Agreement excepted. During his employment hereunder, and except for his service on the board of directors of Camelback Products LLC (“Camelback Products”) (on which Executive may continue to serve so long as such service does not materially interfere with Executive’s performance of his duties for the Company), Executive shall not serve as a director, officer, partner, member or employee of, or consultant to, any other company or business without first receiving the written consent of the Board. In the event that Executive ceases to serve on the board of directors of Camelback Products, the Board shall not unreasonably withhold its consent to Executive serving on another board of one company or business that does not compete with the Company. The foregoing notwithstanding, Executive shall be permitted to engage in charitable, civic, educational, professional, industry and community affairs, to serve on the boards of directors of non-profit organizations, and to manage Executive’s passive personal investments, provided that such activities do not materially interfere with the performance of

Executive’s duties hereunder. All of Executive’s business and professional relationships shall at all times be in compliance with the conflict of interest and other policies set forth in the Company’s Code of Ethical Standards, Business Practices and Conduct applicable to all officers and employees of the Company (the “Code of Ethics”).

(c) Executive hereby represents to the Company that he is not subject to any employment, confidentiality, trade secret or similar agreement, which would interfere with the performance of his duties for the Company.

2. TERM

The term of employment under this Agreement (the “Term”) shall commence on the Effective Date and shall terminate on June 16, 2013 (the “Termination Date”); provided, however, that this Agreement shall be automatically renewed, and the Term shall be automatically extended for one (1) additional year on each anniversary of the Effective Date, unless either party gives notice (a “non-renewal notice”), in writing, more than sixty (60) days prior to such anniversary that the Term shall not be extended (or further extended, as the case may be). The term “Term” shall include any extension thereof pursuant to the preceding sentence. Provision of notice that the Term shall not be extended or further extended, as the case may be, shall not constitute a breach of this Agreement and shall not constitute “Good Reason” for purposes of this Agreement. Notwithstanding the foregoing, the Term is subject to earlier termination as provided below in this Agreement.

3. COMPENSATION

(a) Base Salary. Executive’s base salary as increased from time to time (the “Base Salary”) shall be paid in accordance with the Company’s regular payroll practices in effect from time to time, but not less frequently than in monthly installments. Executive’s Base Salary shall initially be at an annualized rate of One Million Fifty Thousand Dollars ($1,050,000). The Compensation Committee of the Board (the “Compensation Committee”) may, in its discretion, increase Executive’s Base Salary. In no event, however, shall Executive’s Base Salary be reduced from its then-current level at any time.

(b) Annual Bonus. For each fiscal year of the Company that ends during the Term, Executive will be eligible to participate in and receive a bonus under the Company’s annual bonus plan (the “Annual Bonus”). Executive’s target Annual Bonus will be 100% of Base Salary (the “Target Annual Bonus”) with a maximum Annual Bonus of 200% of Base Salary if the Company reaches its established stretch target for the applicable fiscal year. The Annual Bonus amount shall be determined by the Company’s Compensation Committee based upon achievement of Company and individual performance goals to be established each fiscal year by the Compensation Committee. The Annual Bonus payment, if any, shall be made in or around April of the fiscal year following the fiscal year for which the bonus is earned, provided that in all events (except as provided in Sections 5(b), 6(b) and Section 7) Executive must be employed by the Company through the date on which the bonus is paid in order to be eligible to receive any payment of the bonus.

(c) Equity Compensation. The amount, timing, and other terms of any future equity award grants to Executive shall be determined by the Board (or the Compensation Committee) in its good faith discretion.

4. BENEFITS

(a) Health, Welfare and Pension. During the Term, Executive shall be entitled to participate, on no less favorable terms than those generally applicable to other senior executives of the Company, in all health and welfare benefit plans and programs and all retirement, deferred compensation, auto allowance and similar plans and programs generally available to other executives or employees of the Company as in effect from time to time, subject to any legally required restrictions specified in such plans and programs. Notwithstanding the foregoing, Executive shall not be eligible to participate in any severance plan, program or arrangement of the Company (other than this Agreement), including, without limitation, the Company’s Executive Severance Plan, and shall not be entitled to any severance benefits under any such plan, program or arrangement.

(b) Vacation and Other Leave. During the Term, Executive shall accrue vacation at a rate of four (4) weeks per year (subject to the Company’s standard vacation policies applicable to Company executives which limit or eliminate accruals for any period of time when the individual has accrued and untaken vacation in excess of a prescribed level). Such vacation shall be scheduled and taken in accordance with the Company’s standard vacation policies applicable to Company executives. Executive shall also be entitled to all other holiday and leave pay generally available to other executives of the Company.

(c) Expense Reimbursements. During the Term, the Company shall, pursuant to the Company’s expense reimbursement policies, promptly (and in all events not later than the end of the calendar year following the calendar year in which the related expense was incurred) reimburse Executive for reasonable expenses incurred in connection with the performance of his duties for the Company. Executive agrees to timely submit such expenses for reimbursement in accordance with such policies in order to facilitate timely repayment.

5. DEATH OR DISABILITY

(a) Definition of Disabled and Disability. For purposes of this Agreement, the terms “Disabled” or “Disability” shall mean Executive’s inability, because of physical or mental illness or injury, to perform the essential functions of his customary duties pursuant to this Agreement, even with a reasonable accommodation, and the continuation of such disabled condition for a period of one hundred eighty (180) continuous days, or for not less than two hundred ten (210) days during any continuous twenty-four (24) month period.

(b) Termination Due to Death or Disability. If Executive dies during the Term, Executive’s employment shall automatically cease and terminate as of the date of Executive’s death. If Executive becomes Disabled during the Term, the Company may terminate Executive’s employment upon thirty (30) days notice to Executive. In the event of the termination of employment hereunder due to Executive’s death or Disability, Executive or his estate shall be entitled to receive:

(i)	a lump sum cash payment, payable on the termination of Executive’s employment, equal to the sum of (x) any accrued but unpaid Base Salary as of the date of Executive’s termination of employment hereunder, and (y) any accrued but unused vacation time in accordance with Company policy;

(ii)

a payment equal to any earned but unpaid Annual Bonus in respect of the most recently completed fiscal year preceding Executive’s termination of employment hereunder payable at the same time bonuses are paid for such completed fiscal year to other senior executives of the Company, but in no event later than two and one-half (2 1/2) months following the end of such completed fiscal year;

(iii)

a “Pro Rata Portion of the Bonus,” meaning an amount equal to any Annual Bonus to which Executive would have been entitled had Executive remained an employee for the balance of the Company’s fiscal year in which his employment terminated multiplied by a fraction, the numerator of which is the number of days from February 1 of such fiscal year through the date of Executive’s termination, and the denominator of which is 365. Such Pro Rata Portion of the Bonus, if any, shall be paid to Executive in a single payment at the same time bonuses are paid for the fiscal year of termination to other senior executives of the Company, but in no event later than two and one-half (2 1/2) months following the end of such fiscal year;

(iv)	such employee benefits, if any, to which Executive may be entitled under the employee benefit plans and arrangements of the Company; and

(v)	reimbursement of any expenses incurred by Executive during the Term that are reimburseable by the Company in accordance with Section 4(c) (the amounts described in clauses 5(b)(i) through (v) are collectively referred to herein as the “Accrued Obligations”).

6. TERMINATION BY THE COMPANY

(a) Termination for Cause. The Company may terminate the Term and Executive’s employment hereunder for Cause at any time; provided, however, that in the event of conduct giving rise to a claim of Cause based on any of clauses (iv) through (vii) of the following definition of “Cause,” Executive shall be given written notice of the grounds claimed to constitute Cause and (except as otherwise provided below) be given an opportunity (of not more than 30 days) to promptly cure such conduct. The Company need not, however, give Executive such an opportunity to cure if (x) a cure is not reasonably possible in the circumstances or (y) the Company has theretofore given notice to Executive of similar conduct (whether or not he cured the prior instance(s) of such conduct). Executive agrees that a cure may not be possible in all circumstances. The term “Cause” for purposes of this Agreement shall mean a determination by the Compensation Committee of the Board, acting in good faith and based on the information then known to it, that one or more of the following has occurred:

(i)	Executive’s conviction of, or entrance of a plea of guilty or nolo contendere to a felony;

(ii)	fraudulent conduct by Executive in connection with the business affairs of the Company or any of its Subsidiaries;

(iii)	theft, embezzlement, or other criminal misappropriation of funds by Executive from the Company or any of its Subsidiaries;

(iv)	Executive’s bad faith refusal to perform his duties to the Company or its Subsidiaries, or follow the lawful orders of the Board;

(v)	Executive’s willful misconduct, which has, or would if generally known, materially adversely affect the good will, business, or reputation of the Company or any of its Subsidiaries;

(vi)	Executive’s material breach of any written agreement between Executive and the Company or any of its Subsidiaries; or

(vii)	Executive’s material violation of the Company’s Code of Ethics or Code of Ethics for the Chief Executive Officer and Senior Financial Officers.

In the event of the termination of Executive’s employment hereunder due to a termination by the Company for Cause, then Executive shall be entitled to receive payment of the Accrued Obligations (excluding the Pro Rata Portion of the Bonus) and the Company shall have no further obligation to Executive pursuant to this Agreement.

If the Company attempts to terminate Executive’s employment pursuant to this Section 6(a) and it is ultimately determined that the Company lacked Cause, the provisions of Section 6(b) (“Termination by the Company-Termination Without Cause”) shall apply and Executive shall be entitled to receive the payments called for by Section 6(b) (“Termination by the Company-Termination Without Cause”).

For purposes of this Agreement, the term “Subsidiary” means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned, directly or indirectly, by the Company.

(b) Termination Without Cause. The Company may, with or without reason, terminate Executive’s employment hereunder without Cause at any time, by providing Executive written notice of such termination. Such notice shall specify the effective date of the termination of Executive’s employment. In the event of the termination of Executive’s employment hereunder due to a termination by the Company without Cause (other than due to Executive’s death or Disability), then Executive shall be entitled to payment of the Accrued Obligations and, subject to Section 6(c), the following severance benefits, such benefits to be paid at the times and in the manner provided in Section 6(d):

(i)	a cash payment equal to Executive’s last annualized rate of Base Salary in effect on or immediately prior to Executive’s Separation from Service;

(ii)	a cash payment equal to (i) the quotient obtained by dividing Executive’s Base Salary (at the last annualized rate in effect on or immediately prior to Executive’s Separation from Service) by twelve (12), multiplied by (ii) Executive’s Years of Service as of Executive’s Separation from Service (up to a maximum of twelve (12) Years of Service); provided, however, that in no event shall the amount determined pursuant to this Section 6(b)(ii) exceed an amount equal to (x) the amount obtained by multiplying two (2) by Executive’s Base Salary (at the last annualized rate in effect on or immediately prior to Executive’s Separation from Service), less (y) the amount determined pursuant to Section 6(b)(i);

(iii)	a cash payment equal to the expected aggregate cost, as reasonably determined by the Compensation Committee, of the premiums that would be charged to Executive to continue medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), at the same or reasonably equivalent medical coverage for Executive (and, if applicable, Executive’s eligible dependents) as last in effect upon or immediately prior to Executive’s Separation from Service, for twelve (12) months; and

(iv)	payment or reimbursement of Executive’s costs for outplacement services obtained by Executive within the twelve (12) month period following Executive’s Separation from Service up to a maximum of $20,000.

For purposes of this Agreement, Executive’s severance benefits shall be calculated with respect to Executive’s Base Salary as in effect prior to any reduction that would constitute “Good Reason” (as defined in Section 7) for Executive’s resignation.

For purposes of this Agreement, the term “Years of Service” shall mean the number of whole years that Executive was employed by the Company or any of its Subsidiaries. Years of Service shall be determined by dividing the total number of calendar days on which Executive was employed by the Company or one or more of its Subsidiaries by three hundred sixty-five (365). Any fractional year shall be disregarded.

For purposes of this Agreement, a “Separation from Service” occurs when Executive dies, retires, or otherwise has a termination of employment with the Company that constitutes a “separation from service” within the meaning of Treasury Regulation Section 1.409A-1(h)(1), without regard to the optional alternative definitions available thereunder.

(c) Compliance with Agreement; Release.

(i)

Notwithstanding anything to the contrary contained in this Agreement but subject to Section 6(c)(ii), during the period in which Executive is entitled to receive any payments described in Sections 6(b)(i) and 6(b)(ii) (including any entitlement to receive such payments pursuant to Section 7) and prior to the date on which all such payments have been made to Executive pursuant to Section 6(d)(i), any money or other valuable consideration earned or otherwise received by Executive or credited to Executive’s account (whether presently or on a deferred basis) from the provision of services (whether as an employee, independent contractor, consultant, advisor, or otherwise) during such period shall be offset against and serve to decrease the amount of any such payments. Executive agrees to notify the Company in writing immediately upon receiving or earning any such money or other valuable consideration.

(ii)	Notwithstanding anything to the contrary contained in this Agreement, the Company’s obligation to make any payment of severance benefits to Executive pursuant to Section 6(b), Section 7 or Section 10(a) (or to continue making any such payment, as the case may be) is subject to the condition precedent that Executive shall have complied with the restrictive covenants set forth in Sections 11 through 14 hereof; provided, however, that, subject to Section 6(c)(iii), in no event shall the total amount actually paid by the Company pursuant to Sections 6(b)(i) and 6(b)(ii) (or Sections 7 or 10(a)(i) and 10(a)(ii), if applicable) be less than the lesser of (i) the aggregate amount Executive is otherwise entitled to receive pursuant to such sections, or (ii) Ten Thousand Dollars ($10,000), regardless of any breach by Executive of Executive’s obligations under Section 6(c)(i) or any of the provisions of Sections 11 through 14, which amount Executive agrees is good and sufficient consideration for the release described in Section 6(c)(iii).

(iii)

Notwithstanding anything to the contrary contained in this Agreement (but subject to Section 6(d)(i) in the case of the timing of the first installment payment contemplated thereby), the Company’s obligation to make any payment of severance benefits pursuant to Section 6(b), Section 7 or Section 10(a) is subject to the condition precedent that (A) Executive has fully executed a valid and effective release (in the form attached hereto as Exhibit A or such other form as the Compensation Committee may reasonably require in the circumstances, which other form shall be substantially similar to that attached hereto as Exhibit A but with such changes as the Compensation Committee may determine to be required or reasonably advisable in order to make the release enforceable and otherwise compliant with applicable laws), (B) such executed release is delivered by Executive to the Company so that it is received by the Company in the time period specified below, and (C) such release is not revoked by Executive (pursuant to any revocation rights afforded by applicable law). In order to satisfy the requirements of this Section 6(c)(iii), Executive’s release referred to in the preceding sentence must be delivered by Executive to the Company so that it is received by the Company no later than thirty (30) calendar days after Executive’s Separation from Service (or such later date as may be required for an enforceable release of Executive’s claims under the Age Discrimination in Employment Act of 1967, as amended (“ADEA”), to the extent the ADEA is applicable in the circumstances, in which case Executive will be provided with either twenty one (21) or forty five (45) days, depending on the circumstances of the termination, to consider the release). In addition, the Company may require that Executive’s release be executed no earlier than the date that Executive’s employment with the Company terminates.

(d) Form and Timing of Severance Payments. Any severance benefits that become payable to Executive pursuant to Section 6(b) (including any such benefits payable pursuant to Section 7) or Section 10(a) shall be paid at the times and in the manner set forth in this Section 6(d).

(i)	The payments described in Sections 6(b)(i) and 6(b)(ii) shall be paid by the Company in cash to Executive in a series of twelve (12) substantially equal monthly installment payments (each constituting the same approximate fraction of the aggregate severance amount), with the first such installment payment being made in the month following the month in which the Executive’s Separation from Service occurs and with the remaining eleven (11) installment payments being made monthly thereafter for eleven (11) months. If the first installment payment is due before the time period for Executive to deliver the release contemplated by Section 6(c) (as well as any period in which Executive has to revoke such release under applicable law) has lapsed, such installment payment shall be paid to Executive, but Executive shall immediately repay to the Company the full amount of such payment in the event Executive fails to timely deliver (or Executive revokes) such release. Notwithstanding the foregoing provisions, if a Change in Control Event (as defined below) occurs upon or at any time after Executive’s Separation from Service, the aggregate amount of the remaining unpaid installments shall be paid to Executive in cash in a lump sum not more than thirty (30) days after such Change in Control Event.

(ii)	The payments described in Section 10(a)(i) and in Section 6(b)(iii) or Section 10(a)(ii), as applicable, shall be paid by the Company in cash to Executive on or within (x) the seventy-four (74) day period following Executive’s Separation from Service, or, if later and in the case of payments described in Sections 10(a)(i) or 10(a)(ii), (y) the thirty (30) day period following the Change in Control Event, as applicable. If the timing of delivery of Executive’s release contemplated by Section 6(c) (as well as the lapse of any period in which Executive has to revoke such release under applicable law) could cause such payments to be made in either of two calendar years, payment shall be made within the prescribed period of time but in the later of such two years.

(iii)

Any payment or reimbursement to which Executive may become entitled pursuant to Section 6(b)(iv) or Section 10(a)(iii) shall be subject to the Company’s expense reimbursement policies in effect immediately prior to Executive’s Separation from Service (or, if earlier, the date of a Change in Control Event) and applicable to the Company’s executives generally and shall be fully paid or reimbursed, as applicable, by the Company not later than the end of Executive’s third taxable year following Executive’s taxable year in which Executive’s Separation from Service occurs.

(iv)	Each installment of severance benefits is a separate “payment” for purposes of Treasury Regulation Section 1.409A-2(b)(2)(i), and the severance benefits are intended to satisfy the exemptions from application of Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4) and 1.409A-1(b)(9) (to the extent of the applicable limitations of such exemptions). However, if such exemptions are not available, the provisions of Section 6(d)(v) shall apply.

(v)	The provisions of this paragraph shall only apply if, and to the extent, required to avoid the imputation of any tax, penalty or interest pursuant to Section 409A of the Code. Notwithstanding any other provision herein, if Executive is a “specified employee” (within the meaning of Treasury Regulation Section 1.409A-1) as of the date of Executive’s Separation from Service, Executive shall not be entitled to any distribution of his severance benefits hereunder until the earlier of (i) the date which is six (6) months after his Separation from Service for any reason other than death, or (ii) the date of Executive’s death. Any amounts otherwise payable to Executive upon or in the six (6) month period following Executive’s Separation from Service that are not so paid by reason of the preceding paragraph shall be paid (without interest) as soon as practicable (and in any event within thirty (30) days) after the date that is six (6) months after Executive’s Separation from Service (or, if earlier, as soon as practicable after the date of Executive’s death).

7. TERMINATION BY EMPLOYEE

Executive shall have the right to terminate Executive’s employment hereunder at any time with or without “Good Reason” (as defined below) by providing sixty (60) days written notice of such termination to the Company. In the event of the termination of Executive’s employment hereunder by Executive without Good Reason, then Executive shall be entitled to receive payment of the Accrued Obligations (excluding the Pro Rata Portion of the Bonus) and the Company shall have no further obligation to Executive pursuant to this Agreement. In the event of the termination of Executive’s employment hereunder by Executive for Good Reason, then Executive shall be entitled to payment of the Accrued Obligations and, subject to Section 6(c), the severance benefits set forth in clauses (i) through (iv) of Section 6(b), such benefits to be paid at the times and in the manner provided in the corresponding provisions of Section 6(d).

For purposes hereof, the term “Good Reason” shall mean the occurrence of any one or more of the following conditions without Executive’s express written consent:

(i)	a material diminution in Executive’s authority, duties or responsibilities;

(ii)	a material diminution in Executive’s rate of base compensation;

(iii)	a material change in the location of Executive’s principal workplace for the Company and that results in an increased commute for Executive from his principal residence (except for reasonable periods of required travel on Company business); or

(iv)	a material breach by the Company of this Agreement.

provided, however, that any such condition shall not constitute “Good Reason” unless both (x) Executive provides written notice to the Company of the condition claimed to constitute Good Reason within ninety (90) days of the initial existence of such condition, and (y) the Company fails to remedy such condition within thirty (30) days of receiving such written notice thereof; and provided, further, that in all events the termination of Executive’s employment with the Company shall not be treated as a termination for “Good Reason” unless such termination occurs not more than one (1) year following the initial existence of the condition claimed to constitute “Good Reason.”

8. EXPIRATION OF TERM

In the event Executive’s employment has not otherwise been terminated or extended pursuant to this Agreement, Executive’s employment shall terminate effective on the Termination Date. If such termination of employment is the result of a non-renewal notice given by Executive pursuant to Section 2, such termination shall be deemed a termination of employment by Executive without Good Reason pursuant to Section 7. If such termination of employment is the result of a non-renewal notice given by the Company pursuant to Section 2, such termination shall be deemed (i) if the termination occurs at any time during the period commencing six (6) months before a Change in Control Event and ending twenty-four (24) months after a Change in Control Event, a termination of employment by the Company without cause pursuant to Section 10(a), or (ii) otherwise, a termination of employment by the Company without Cause pursuant to Section 6(b).

9. EFFECT OF TERMINATION ON BOARD MEMBERSHIP

Executive agrees that any termination of Executive’s employment hereunder by either Executive or the Company shall, unless otherwise agreed in writing by Executive and the Company, effect a resignation of Executive from the Board (if Executive is then a member of the Board) concurrent with the termination date.

10. CHANGE IN CONTROL

(a) Change in Control Severance Benefits. If (1) Executive’s employment with the Company is terminated during the Term by the Company without Cause (and other than due to Executive’s death or Disability) or by Executive for Good Reason, and (2) such termination of employment occurs at any time during the period commencing six (6) months before the occurrence of a Change in Control Event and ending twenty-four (24) months after such Change in Control Event, then Executive shall be entitled to payment of the Accrued Obligations and, subject to Section 6(c), the following severance benefits, such benefits to be paid at the times and in the manner provided in Section 6(d):

(i)	a cash payment equal to (i) 2.0, multiplied by (ii) the sum of (x) Executive’s highest annualized rate of Base Salary in effect in the one year period preceding Executive’s Separation from Service, and (y) Executive’s Target Annual Bonus for the Company’s fiscal year in which Executive’s Separation from Service occurs (or, if there is then no such target bonus opportunity, the average Annual Bonus paid by the Company to Executive for the last three full fiscal years of the Company prior to Executive’s Separation from Service).

(ii)	a cash payment equal to the amount determined under Section 6(b)(iii), subject to the conditions and limitations set forth in such section.

(iii)	payment or reimbursement of Executive’s costs for outplacement services as provided in Section 6(b)(iv), subject to the conditions and limitations set forth in such section.

If Executive is otherwise entitled to receive benefits under both Section 6(b) or Section 7 above and this Section 10(a), Executive shall receive the benefits provided in this Section 10(a) and not the benefits provided in Section 6(b) or Section 7. If Executive has previously commenced receiving benefits under Section 6(b) or Section 7, and then becomes entitled to benefits under this Section 10(a) due to a Change in Control Event that follows Executive’s termination, Executive shall receive severance benefits under this Section 10(a) less the amount of any severance benefits theretofore provided pursuant to Section 6(b) or Section 7, and Executive shall thereafter not be entitled to any severance benefits otherwise due pursuant to Section 6(b) or Section 7.

For purposes of this Agreement, “Change in Control Event” has the meaning ascribed to such term under the 2005 Plan as in effect on the Effective Date. In no event shall a transaction or other event that occurred prior to the Effective Date constitute a Change in Control Event. Notwithstanding any other provision herein, a transaction shall not constitute a Change in Control Event for purposes of this Agreement unless it is a “change in the ownership or effective control” of the Company, or a change “in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

(b) Section 280G.

(i)

Notwithstanding anything contained in this Agreement to the contrary, to the extent that any payment or distribution of any type to or for Executive by the Company or any of its affiliates, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (including, without limitation, any accelerated vesting of stock options or other equity-based awards granted by the Company to Executive) (collectively, the “Total Payments”) is or will be subject to the excise tax imposed under Section 4999 of the Code (which reference includes, for purposes of this Agreement, any similar successor provision to Section 4999), then the Total Payments shall be reduced (but not below zero) so that the maximum amount of the Total Payments (after reduction) shall be one dollar ($1.00) less than the amount which would cause the Total Payments to be subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction to the Total Payments shall be made only if the total after-tax benefit to Executive is greater after giving effect to such reduction than if no such reduction had been made. The Company shall reduce or eliminate the Total Payments by first reducing or eliminating any cash severance benefits, then by reducing or eliminating any accelerated vesting of stock options, then by reducing or eliminating any accelerated vesting of other equity-based awards, then by reducing or eliminating any other remaining Total Payments. In each case, the reduction shall be made first against the payment or vesting event that was otherwise scheduled to occur latest in time. The preceding provisions of this Section 10(b) shall take precedence over the provisions of any other plan, arrangement or agreement governing Executive’s rights and entitlements to any benefits or compensation.

(ii)

Any determination that Total Payments to Executive must be reduced or eliminated in accordance with Section 10(b)(i) and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized accounting firm or consulting firm with experience in such matters selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and Executive within fifteen (15) business days after the date such calculation is requested by the Company or Executive. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control Event, Executive shall appoint another nationally recognized accounting or consulting firm with experience in such matters to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. If a reduction or elimination of Total Payments to Executive in accordance with the foregoing is necessary based on the Accounting Firm’s determination, the Accounting Firm shall furnish Executive with a written opinion that failure to limit the amount of the Total Payments would result in the imposition of a tax under Section 4999 of the Code as well as the estimates of Executive’s after-tax net benefits before and after giving effect to such a reduction. Any determination by the Accounting Firm shall be binding upon the Company and Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Total Payments to Executive which will not have been made by the Company should have been made. The

Accounting Firm shall determine the amount of such underpayment that has occurred and any such underpayment shall be promptly paid by the Company to or for the benefit of Executive. In the event that any Total Payment made to Executive shall be determined by the Accounting Firm to result in the imposition of any tax under Section 4999 of the Code and a reduction of Total Payments was otherwise required pursuant to Section 10(b)(i) to avoid the imputation of such tax, Executive shall promptly repay the amount of such excess to the Company together with interest on such amount (at the same rate as is applied to determine the present value of payments under Section 280G or any successor thereto), from the date the reimbursable payment was received by Executive to the date the same is repaid to the Company.

11. NON-COMPETITION

Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company and its affiliates and accordingly agrees as follows:

(a) During his employment, and except as permitted by Section 1(b), Executive will not, directly or indirectly, (i) engage in any business for Executive’s own account that competes with the business of the Company or its Subsidiaries (including, without limitation, businesses which the Company or its Subsidiaries have specific plans to conduct in the future and as to which Executive is aware of such planning), (ii) enter the employ of, or render any services to, any person engaged in any business that competes with the business of the Company or its Subsidiaries, (iii) acquire a financial interest in any person engaged in any business that competes with the business of the Company or its Subsidiaries, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant, or (iv) interfere with business relationships (whether formed before or after the date of this Agreement) between the Company or any of its Subsidiaries and customers, suppliers, partners, members or investors of the Company or its Subsidiaries. Without limiting the generality of the foregoing, Executive agrees that any designer, manufacturer, wholesaler or retailer which designs, manufactures, markets or sells specialty apparel, clothing or accessories to the age groups between eleven (11) and thirty-five (35) and where such designer, manufacturer, wholesaler or retailer operates within seventy-five (75) miles of any store location of the Company or any Subsidiary, would be “in competition with the business of the Company” or its Subsidiaries.

(b) Notwithstanding anything to the contrary in this Agreement, Executive may, directly or indirectly, own, solely as an investment, securities of any person engaged in the business of the Company or its Subsidiaries which are publicly traded on a national or regional stock exchange or on an over-the-counter market, or an interest in a diversified mutual fund, hedge fund or pooled investment account (including venture capital funds and private equity funds), if Executive (i) is not a controlling person of, or a member of a group which controls, such person, fund or account and (ii) does not, directly or indirectly, own five percent (5%) or more of any class of securities of such person, fund or account.

12. ANTISOLICITATION

Executive promises and agrees that during his employment, and for a period of one (1) year thereafter, he will not directly contact customers of the Company or any of its Subsidiaries to encourage them to divert business from the Company or a Subsidiary to any individual partnership, firm, corporation or any other entity then in competition with the business of the Company or any Subsidiary. Additionally, Executive promises and agrees that during his employment, and for a period of one (1) year thereafter, he will not directly or indirectly influence or attempt to influence vendors or business partners of the Company or any of its Subsidiaries to divert their business from the Company or a Subsidiary to any individual, partnership, firm, corporation or other entity then in competition with the business of the Company or any Subsidiary.

13. SOLICITING EMPLOYEES

Executive promises and agrees that during his employment, and for a period of one (1) year thereafter, he will not directly or indirectly solicit any employee of the Company or a Subsidiary to work for any business, individual, partnership, firm, corporation, or other entity then in competition with the business of the Company or any Subsidiary.

14. CONFIDENTIALITY

Executive promises and agrees that he will not at any time (whether during or after his employment with the Company), unless compelled by lawful process, disclose or use for his own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise other than the Company and any of its Subsidiaries or affiliates, any trade secrets, or other confidential data or information relating to customers, design programs, costs, marketing, sales activities, promotion, credit and financial data, financing methods, or plans of the Company or of any Subsidiary or affiliate of the Company; provided that the foregoing shall not apply to information which is not unique to the Company (or Subsidiary or affiliate, as applicable) or which is generally known to the industry or the public other than as a result of Executive’s breach of this covenant. Executive agrees that upon termination of his employment with the Company or a Subsidiary for any reason, or upon the request of the Company or a Subsidiary, he will return to the Company immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Company, any Subsidiary or affiliate of the Company. Executive further agrees that he will not retain or use for his account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of the Company, any Subsidiary or affiliate of the Company; provided, however, that Executive may retain Executive’s rolodex, address books, information relating to Executive’s compensation or relating to reimbursement of expenses, documents relating to Executive’s participation in employee benefit plans or programs of the Company or Subsidiary, any agreement between Executive and the Company or a Subsidiary relating to Executive’s employment with the Company or a Subsidiary, and other personal property provided that such items do not contain any confidential information of the Company or a Subsidiary.

15. LITIGATION/AUDIT COOPERATION

Executive agrees that from the last day of the Term and continuing until the Company receives its audited financial statements for the Company’s first full fiscal year following the fiscal year of the Company in which the Term ends or is terminated, Executive shall reasonably cooperate with the Company and its Subsidiaries in connection with: (a) any internal or governmental investigation or administrative, regulatory, arbitral or judicial proceeding involving the Company and any Subsidiaries with respect to matters relating to Executive’s employment with or service as a member of the Board or the board of directors of any Subsidiary (collectively, “Litigation”); or (b) any audit of the financial statements of the Company or any Subsidiaries with respect to the period of time when Executive was employed by the Company or any Subsidiaries (“Audit”). The Company shall reimburse Executive for reasonable travel expenses incurred in connection with providing the services under this Section 15, including lodging and meals, upon Executive’s submission of receipts. If, due to an actual or potential conflict of interest, it is necessary for Executive to retain separate counsel in connection with providing the services under this Section 15, and such counsel is not otherwise supplied by and at the expense of the Company (pursuant to indemnification rights of the Executive or otherwise), the Company shall further reimburse Executive for the reasonable fees and expenses of such separate counsel.

16. INJUNCTIVE RELIEF

Executive expressly agrees that the Company will or would suffer irreparable injury if Executive were to breach any of Sections 11 through 15 above and that the Company would by reason of such conduct be entitled, in addition to any other remedies, to injunctive relief. Executive consents and stipulates to the entry of such injunctive relief prohibiting him from engaging in conduct which violates any of the provisions of Sections 11 through 15.

17. ASSIGNMENT

This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that, in the event of a merger, consolidation, or transfer or sale of all or substantially all of the assets of the Company with or to any other individual(s) or entity, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the Company hereunder. The Company shall be required to cause such successor to expressly assume and agree to perform this Agreement, in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, and any failure by the Company to comply with such requirement shall constitute a material breach of this Agreement.

18. GOVERNING LAW

This Agreement and the legal relations hereby created between the parties hereto shall be governed by and construed under and in accordance with the internal laws of the State of California, without regard to conflicts of laws principles thereof.

19. ENTIRE AGREEMENT

This Agreement (together with the exhibit hereto and the indemnification agreement contemplated by Section 28) embodies the entire agreement of the parties hereto respecting the matters within its scope. This Agreement supersedes all prior agreements of the parties hereto on the subject matter hereof (including, without limitation, the June 2009 Employment Agreement by and between the Company and Executive). Any prior negotiations, correspondence, agreements, proposals, or understandings relating to the subject matter hereof shall be deemed to be merged into this Agreement and to the extent inconsistent herewith, such negotiations, correspondence, agreements, proposals, or understandings shall be deemed to be of no force or effect. There are no representations, warranties, or agreements, whether express or implied, or oral or written, with respect to the subject matter hereof, except as set forth herein.

20. MODIFICATIONS

This Agreement shall not be modified by any oral agreement, either express or implied, and all modifications hereof shall be in writing and signed by the parties hereto.

21. WAIVER

Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such term, covenant, or condition, nor shall any waiver or relinquishment of, or failure to insist upon strict compliance with, any right or power hereunder at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

22. NUMBER AND GENDER

Where the context requires, the singular shall include the plural, the plural shall include the singular, and any gender shall include all other genders.

23. SECTION HEADINGS

The section headings in this Agreement are for the purpose of convenience only and shall not limit or otherwise affect any of the terms hereof.

24. ARBITRATION

The Company and Executive hereby consent to the resolution by mandatory and binding arbitration of all claims or controversies arising out of or relating to this Agreement, its enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, or any other controversy arising out of Executive’s employment, including, but not limited to, any state or federal statutory claims, that the Company may have against Executive, or that Executive may have against the Company or against any of its officers, directors, employees or agents acting in their capacity as such. Each party’s promise to resolve all such claims or controversies by arbitration in accordance with the terms hereof rather than through the courts is consideration for the other party’s like promise. It is further agreed that the decision of an arbitrator on any issue, dispute, claim or controversy submitted for arbitration, shall be final and binding upon the Company and Executive and that judgment may be entered on the award of the arbitrator in any court having proper jurisdiction.

Except as otherwise provided in this procedure or by mutual agreement of the parties, any arbitration shall be before a sole arbitrator (the “Arbitrator”) selected from Judicial Arbitration & Mediation Services, Inc., Orange County, California, or its successor (“JAMS”), or if JAMS is no longer able to supply the arbitrator, such arbitrator shall be selected from the American Arbitration Association, and shall be conducted in accordance with the provisions of California Civil Procedure Code Sections 1280 et. seq. as the exclusive remedy of such dispute.

The Arbitrator shall interpret this Agreement, any applicable Company policy or rules and regulations, any applicable substantive law (and the law of remedies, if applicable) of the state in which the claim arose, or applicable federal law. In reaching his or her decision, the Arbitrator shall have no authority to change or modify any lawful Company policy, rule or regulation, or this Agreement. Except as provided in the next paragraph, the Arbitrator, and not any federal, state or local court or agency, shall have exclusive and broad authority to resolve any dispute relating to the interpretation, applicability, enforceability or formation of this Agreement, including but not limited to, any claim that all or any part of this Agreement is voidable. The Arbitrator shall have the authority to decide dispositive motions. Following completion of the arbitration, the arbitrator shall issue a written decision disclosing the essential findings and conclusions upon which the award is based.

Notwithstanding the foregoing, provisional injunctive relief may, but need not, be sought by Executive or the Company in a court of law while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally resolved by the Arbitrator in accordance with the foregoing. Final resolution of any dispute through arbitration may include any remedy or relief which would otherwise be available at law and which the Arbitrator deems just and equitable. The Arbitrator shall have the authority to award full damages as provided by law. Any award or relief granted by the Arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction.

The Company shall pay the reasonable fees and expenses of the Arbitrator and of a stenographic reporter, if employed. Each party shall pay its own legal fees and other expenses and costs incurred with respect to the arbitration.

25. SEVERABILITY

In the event that a court of competent jurisdiction determines that any portion of this Agreement is in violation of any statute or public policy, then only the portions of this Agreement which violate such statute or public policy shall be stricken, and all portions of this Agreement which do not violate any statute or public policy shall continue in full force and effect. Furthermore, any court order striking any portion of this Agreement shall modify the stricken terms as narrowly as possible to give as much effect as possible to the intentions of the parties under this Agreement.

26. NOTICES

All notices under this Agreement shall be in writing and shall be either personally delivered or mailed postage prepaid, by certified mail, return receipt requested:

(a)	if to the Company:

Pacific Sunwear of California, Inc.

Attention: Chairman of the Board

3450 East Miraloma Avenue

Anaheim, California 92806

with copies to:

Pacific Sunwear of California, Inc.

Attention: General Counsel

3450 East Miraloma Avenue

Anaheim, California 92806

and

O’Melveny & Myers LLP

Attention: Jeffrey W. Walbridge, Esq.

610 Newport Center Drive, Suite 1700

Newport Beach, California 92660

(b)	if to Executive:

At the address on file with the Company

with copies to:

Cooley Godward Kronish LLP

Attention: Craig E. Dauchy, Esq.

3175 Hanover Street

Palo Alto, CA 94304-1130

Notice shall be effective when personally delivered, or five (5) business days after being so mailed. Any party may change its address for purposes of giving future notices pursuant to this Agreement by notifying the other party in writing of such change in address, such notice to be delivered or mailed in accordance with the foregoing.

27. COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

28. INDEMNIFICATION

The written Indemnity Agreement by and between the Company and Executive continues in effect.

29. LIABILITY INSURANCE

The Company shall cover Executive under directors and officers liability insurance both during and, while potential liability exists, after the term of this Agreement in the same amount and to the same extent as the Company covers its other officers and directors (except in no event shall the Company be required to maintain such coverage for a period of more than six years after the last day that the Executive served as an employee of the Company or a member of the Board).

30. TAX MATTERS

(a) Tax Withholding. The Company may withhold from any amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(b) Section 409A Compliance. It is intended that any amounts payable under this Agreement shall either be exempt from or comply with Section 409A of the Code (including the Treasury regulations and other published guidance relating thereto) (“Code Section 409A”) so as not to subject Executive to payment of any additional tax, penalty or interest imposed under Code Section 409A. The provisions of this Agreement shall be construed and interpreted to avoid the imputation of any such additional tax, penalty or interest under Code Section 409A yet preserve (to the nearest extent reasonably possible) the intended benefit payable to Executive.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company and Executive have executed this Amended and Restated Employment Agreement as of the date first above written.

THE COMPANY:
Pacific Sunwear of California, Inc.

By:	/S/ Craig E. Gosselin
Name:	Craig E. Gosselin
Title:	SVP and General Counsel

EXECUTIVE: Gary H. Schoenfeld

/S/ Gary H. Schoenfeld

EXHIBIT A

FORM OF RELEASE AGREEMENT

This Release Agreement (this “Release Agreement”) is entered into this     day of             20    , by and between             , an individual (“Executive”), and Pacific Sunwear of California, Inc., a California corporation (the “Company”).

WHEREAS, Executive has been employed by the Company or one of its subsidiaries; and

WHEREAS, Executive’s employment by the Company or one of its subsidiaries has terminated and, in connection with that certain Amended and Restated Employment Agreement dated March 20, 2012 between the Company and Executive (the “Employment Agreement”), the Company and Executive desire to enter into this Release Agreement upon the terms set forth herein;

NOW, THEREFORE, in consideration of the covenants undertaken and the releases contained in this Release Agreement, and in consideration of the obligations of the Company (or one of its subsidiaries) to pay severance benefits (conditioned upon this Release Agreement) under and pursuant to the Employment Agreement, Executive and the Company agree as follows:

1. Termination of Employment. Executive’s employment with the Company terminated on [            ,     ] (the “Separation Date”). Executive waives any right or claim to reinstatement as an employee of the Company and each of its affiliates. Executive hereby confirms that Executive does not hold any position as an officer, director, employee, member, manager and in any other capacity with the Company and each of its affiliates. Executive acknowledges and agrees that Executive has received all amounts owed for his regular and usual salary (including, but not limited to, any severance (other than any benefits due pursuant to the Employment Agreement), overtime, bonus, accrued vacation, commissions, or other wages), reimbursement of expenses, and usual benefits, and that all payments due to Executive from the Company have been received.

2. Release. Executive, on behalf of himself, his descendants, dependents, heirs, executors, administrators, assigns, and successors, and each of them, hereby covenants not to sue and fully releases and discharges the Company and each of its parents, subsidiaries and affiliates, past and present, as well as its and their trustees, directors, officers, members, managers, partners, agents, attorneys, insurers, employees, stockholders, representatives, assigns, and successors, past and present, and each of them, hereinafter together and collectively referred to as the “Releasees,” with respect to and from any and all claims, wages, demands, rights, liens, agreements or contracts (written or oral), covenants, actions, suits, causes of action, obligations, debts, costs, expenses, attorneys’ fees, damages, judgments, orders and liabilities of whatever kind or nature in law, equity or otherwise, whether now known or unknown, suspected or unsuspected, and whether or not concealed or hidden (each, a “Claim”), which he now owns or holds or he has at any time heretofore owned or held or may in the future hold as against any of said Releasees (including, without limitation, any Claim arising out of or in any way connected with Executive’s service as an officer, director, employee, member or manager of any Releasee, Executive’s separation from his position as an officer, director, employee, manager and/or member, as applicable, of any Releasee, or any other transactions, occurrences, acts or omissions or any loss, damage or injury whatever), whether known or unknown, suspected or unsuspected, resulting from any act or omission by or on the part of said Releasees, or any of them, committed or omitted prior to the date of this Release Agreement including, without limiting the generality of the foregoing, any Claim under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act, the Family and Medical Leave Act of 1993, the California Fair Employment and Housing Act, the California Family Rights Act, or any other federal, state or local law, regulation, or ordinance, or any Claim for severance pay, bonus, sick leave, holiday pay, vacation pay, life insurance, health or medical insurance or any other fringe benefit, workers’ compensation or disability (the “Release”); provided, however, that the foregoing Release does not apply to any obligation of the Company to Executive pursuant to any of the following: (1) any equity-based awards previously granted by the Company to Executive, to the extent that such awards continue after the termination of Executive’s employment with the Company in accordance with the applicable terms of such awards (and subject to any limited period in which to exercise such awards following such termination of employment); (2) any right to indemnification that Executive may have pursuant to the Bylaws of the Company, its Articles of Incorporation or under any written indemnification agreement with the Company (or any corresponding provision of any subsidiary or affiliate of the Company) or applicable state law with respect to any loss, damages or expenses (including but not limited to attorneys’ fees to the extent otherwise provided) that Executive may in the future incur with respect to his service as an employee, officer or director of the Company or any of its subsidiaries or affiliates; (3) with respect to any rights that Executive may have to insurance coverage for such losses, damages or expenses under any Company (or subsidiary or affiliate) directors and officers liability insurance policy; (4) any rights to continued medical or dental coverage that Executive may have under COBRA (or similar applicable state law); (5) any rights to severance benefits payable under Section 6(b), 7 or 10(a) of the Employment Agreement in accordance with the terms of the Employment Agreement; or (6) any rights to payment of benefits that Executive may have under a retirement plan sponsored or maintained by the Company that is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. In addition, this Release does not cover any Claim that cannot be so released as a matter of applicable law. Executive acknowledges and agrees that he has received any and all leave and other benefits that he has been and is entitled to pursuant to the Family and Medical Leave Act of 1993.

3. 1542 Waiver. It is the intention of Executive in executing this Release Agreement that the same shall be effective as a bar to each and every Claim hereinabove specified. In furtherance of this intention, Executive hereby expressly waives any and all rights and benefits conferred upon him by the provisions of SECTION 1542 OF THE CALIFORNIA CIVIL CODE and expressly consents that this Release Agreement (including, without limitation, the Release set forth above) shall be given full force and effect according to each and all of its express terms and provisions, including those related to unknown and unsuspected Claims, if any, as well as those relating to any other Claims hereinabove specified. SECTION 1542 provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Executive acknowledges that he may hereafter discover Claims or facts in addition to or different from those which Executive now knows or believes to exist with respect to the subject matter of this Release Agreement and which, if known or suspected at the time of executing this Release Agreement, may have materially affected this settlement. Nevertheless, Executive hereby waives any right, Claim or cause of action that might arise as a result of such different or additional Claims or facts. Executive acknowledges that he understands the significance and consequences of such release and such specific waiver of SECTION 1542.

4. ADEA Waiver. Executive expressly acknowledges and agrees that by entering into this Release Agreement, Executive is waiving any and all rights or Claims that he may have arising under the Age Discrimination in Employment Act of 1967, as amended (the “ADEA”), which have arisen on or before the date of execution of this Release Agreement. Executive further expressly acknowledges and agrees that:

A. In return for this Release Agreement, the Executive will receive consideration beyond that which the Executive was already entitled to receive before entering into this Release Agreement;

B. Executive is hereby advised in writing by this Release Agreement to consult with an attorney before signing this Release Agreement;

C. Executive has voluntarily chosen to enter into this Release Agreement and has not been forced or pressured in any way to sign it;

D. Executive was given a copy of this Release Agreement on [            , 20    ] and informed that he had [twenty one (21)/forty five (45)] days within which to consider this Release Agreement and that if he wished to execute this Release Agreement prior to expiration of such [21-day/45-day] period, he should execute the Endorsement attached hereto;

E. Executive was informed that he had seven (7) days following the date of execution of this Release Agreement in which to revoke this Release Agreement, and this Release Agreement will become null and void if Executive elects revocation during that time. Any revocation must be in writing and must be received by the Company during the seven-day revocation period. In the event that Executive exercises his right of revocation, neither the Company nor Executive will have any obligations under this Release Agreement;

F. Nothing in this Release Agreement prevents or precludes Executive from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties or costs from doing so, unless specifically authorized by federal law.

5. No Transferred Claims. Executive warrants and represents that the Executive has not heretofore assigned or transferred to any person not a party to this Release Agreement any released matter or any part or portion thereof and he shall defend, indemnify and hold the Company and each of its affiliates harmless from and against any claim (including the payment of attorneys’ fees and costs actually incurred whether or not litigation is commenced) based on or in connection with or arising out of any such assignment or transfer made, purported or claimed.

6. Compliance with Employment Agreement. Executive warrants and represents that Executive has complied fully with his obligations pursuant to the Employment Agreement. Executive covenants that he will continue to abide by the applicable provisions of such Employment Agreement.

7. Severability. It is the desire and intent of the parties hereto that the provisions of this Release Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Release Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable under any present or future law, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Release Agreement or affecting the validity or enforceability of such provision in any other jurisdiction; furthermore, in lieu of such invalid or unenforceable provision there will be added automatically as a part of this Release Agreement, a legal, valid and enforceable provision as similar in terms to such invalid or unenforceable provision as may be possible. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Release Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

8. Counterparts. This Release Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

9. Successors. This Release Agreement is personal to Executive and shall not, without the prior written consent of the Company, be assignable by Executive. This Release Agreement shall inure to the benefit of and be binding upon the Company and its respective successors and assigns and any such successor or assignee shall be deemed substituted for the Company under the terms of this Release Agreement for all purposes. As used herein, “successor” and “assignee” shall include any person, firm, corporation or other business entity which at any time, whether by purchase, merger, acquisition of assets, or otherwise, directly or indirectly acquires the ownership of the Company, acquires all or substantially all of the Company’s assets, or to which the Company assigns this Release Agreement by operation of law or otherwise.

10. Governing Law. THIS RELEASE AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH UNITED STATES FEDERAL LAW AND, TO THE EXTENT NOT PREEMPTED BY UNITED STATES FEDERAL LAW, THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISION OR RULE (WHETHER OF THE STATE OF CALIFORNIA OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN UNITED STATES FEDERAL LAW AND THE LAW OF THE STATE OF CALIFORNIA TO BE APPLIED. IN FURTHERANCE OF THE FOREGOING, APPLICABLE FEDERAL LAW AND, TO THE EXTENT NOT PREEMPTED BY APPLICABLE FEDERAL LAW, THE INTERNAL LAW OF THE STATE OF CALIFORNIA, WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS RELEASE AGREEMENT, EVEN IF UNDER SUCH JURISDICTION’S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY.

11. Amendment and Waiver. The provisions of this Release Agreement may be amended and waived only with the prior written consent of the Company and Executive, and no course of conduct or failure or delay in enforcing the provisions of this Release Agreement shall be construed as a waiver of such provisions or affect the validity, binding effect or enforceability of this Release Agreement or any provision hereof.

12. Descriptive Headings. The descriptive headings of this Release Agreement are inserted for convenience only and do not constitute a part of this Release Agreement.

13. Construction. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. The language used in this Release Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

14. Arbitration. The Company and Executive hereby consent to the resolution by mandatory and binding arbitration of all claims or controversies arising out of or in connection with this Release Agreement that the Company may have against Executive, or that Executive may have against the Company or against any of its officers, directors, employees or agents acting in their capacity as such. Each party’s promise to resolve all such claims or controversies by arbitration in accordance with this Release Agreement rather than through the courts is consideration for the other party’s like promise. It is further agreed that the decision of an arbitrator on any issue, dispute, claim or controversy submitted for arbitration, shall be final and binding upon the Company and Executive and that judgment may be entered on the award of the arbitrator in any court having proper jurisdiction.

Except as otherwise provided in this procedure or by mutual agreement of the parties, any arbitration shall be before a sole arbitrator (the “Arbitrator”) selected from Judicial Arbitration & Mediation Services, Inc., Orange County, California, or its successor (“JAMS”), or if JAMS is no longer able to supply the arbitrator, such arbitrator shall be selected from the American Arbitration Association, and shall be conducted in accordance with the provisions of California Civil Procedure Code Sections 1280 et. seq. as the exclusive remedy of such dispute.

The Arbitrator shall interpret this Release Agreement, any applicable Company policy or rules or regulations, any applicable substantive law (and the law of remedies, if applicable) of the state in which the claim arose, or applicable federal law. In reaching his or her decision, the Arbitrator shall have no authority to change or modify any lawful Company policy, rule or regulation, or this Release Agreement. Except as provided in the next paragraph, the Arbitrator, and not any federal, state or local court or agency, shall have exclusive and broad authority to resolve any dispute relating to the interpretation, applicability, enforceability or formation of this Release Agreement, including but not limited to, any claim that all or any part of this Release Agreement is voidable. The Arbitrator shall have the authority to decide dispositive motions. Following completion of the arbitration, the arbitrator shall issue a written decision disclosing the essential findings and conclusions upon which the award is based.

Notwithstanding the foregoing, provisional injunctive relief may, but need not, be sought by Executive or the Company in a court of law while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally resolved by the Arbitrator in accordance with the foregoing. Final resolution of any dispute through arbitration may include any remedy or relief which would otherwise be available at law and which the Arbitrator deems just and equitable. The Arbitrator shall have the authority to award full damages as provided by law. Any award or relief granted by the Arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction.

The Company shall pay the reasonable fees and expenses of the Arbitrator and of a stenographic reporter, if employed. Each party shall pay its own legal fees and other expenses and costs incurred with respect to the arbitration.

15. Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice-versa.

16. Legal Counsel. Each party recognizes that this is a legally binding contract and acknowledges and agrees that they have had the opportunity to consult with legal counsel of their choice. Executive acknowledges and agrees that he has read and understands this Release Agreement completely, is entering into it freely and voluntarily, and has been advised to seek counsel prior to entering into this Release Agreement and he has had ample opportunity to do so.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

The undersigned have read and understand the consequences of this Release Agreement and voluntarily sign it. The undersigned declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

EXECUTED this     day of             20    , at Anaheim, California.

“Executive”

Print Name:

PACIFIC SUNWEAR OF CALIFORNIA, INC.,a California corporation,

By:
Name:
Title:

ENDORSEMENT

I,             , hereby acknowledge that I was given [21/45] days to consider the foregoing Release Agreement and voluntarily chose to sign the Release Agreement prior to the expiration of the [21-day/45-day] period.

I declare under penalty of perjury under the laws of the United States and the State of California that the foregoing is true and correct.

EXECUTED this [    ] day of [            20    ], at Anaheim, California.

Print Name: